

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 7, 2008

Via U.S. Mail and Fax (214) 397-3416
Mr. J.W. Swent
Chief Financial Officer
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

      Re: **ENSCO International Incorporated**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed February 26, 2008

             Form 10-Q for the Quarterly Period Ended March 31, 2008
             Filed April 24, 2008
             File No. 1-08097

Dear Mr. Swent:

      We have reviewed your response letter dated May 21, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

1.   Your response to prior comment number 4 indicates that your chief operating decision maker ("CODM") does not make decisions involving the allocation of resources based on the operating results of a particular geographic region. Please address the following additional questions with respect to your response:

     •   Please clarify whether your chief operating decision maker utilizes the discrete information provided by the geographic segment managers to assess the performance of the geographic region. In this respect, we note that your CFO discussed the results of operations in each of your major geographic markets during the first quarter 2008 earnings call on April 24, 2008. Please clarify why the results by geographic region are discussed in such detail within your periodic filings and on your earnings calls if you do not assess performance or manage your operations by geographic region.

- We note that you allocate resources based on the capabilities of drilling rigs being requested by your customers. Please clarify the manner in which you gauge and evaluate customer demand.

- Clarify whether you assess the operating performance (or utilization) of the rigs when determining manner in which to most profitability or efficiently utilize the rigs.

- Clarify how you determine that your rigs in a particular geographic region are operating at a profitable level and the actions that you take when they are not contributing to the level of consolidated profitability expected in your forecast.

Form 10-Q for the period ended March 31, 2008

Note 5 – Fair Value Measurements, page 11

2.   We note you engaged an independent third party valuation firm to assist in the measurement process for your auction rate securities. Please disclose the name of this third party valuation firm and include their consent as an exhibit to your filing pursuant to Section 436(b) of Regulation C if your periodic filing is incorporated by reference to a registration statement, including a Form S-8. Alternately, you may delete the reference to the third party expert in your periodic filings.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief